SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.

(Name of Subject Company)

iBASIS, INC.

(Names of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy

President & Chief Executive Officer

20 Second Avenue, Burlington, MA  01803

(781) 505-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

Copies To:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contacts:	Media: Chris Ward iBasis, Inc. 781-505-7557	Investors: Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Matthew Sherman / Jeremy Jacobs Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

iBasis Board Of Directors Forms Special Committee Of Independent
Directors In Connection With Unsolicited Proposed Tender Offer From
Royal KPN N.V.

BURLINGTON, MASS. — July 21, 2009 — iBasis, Inc. (NASDAQ: IBAS), a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators, announced today that its Board of Directors has formed a Special Committee for the purpose of considering the unsolicited tender offer proposed by Royal KPN N.V. (“KPN”).  As previously announced on July 13, 2009, KPN provided notice to iBasis’ Board of Directors of KPN’s intent to commence a tender offer to acquire all of the outstanding iBasis shares not owned by KPN at an offer price of $1.55 per share in cash.  KPN owns approximately 56% of iBasis’ outstanding stock and is the Company’s largest stockholder.

The Special Committee, which is comprised of independent directors W. Frank King (Chairman), Robert H. Brumley and Charles Corfield, will review and evaluate the proposed offer and make a recommendation to the stockholders of iBasis.  iBasis stockholders are urged to consider this recommendation before taking any action with respect to the proposed tender offer by KPN.

The Special Committee has retained Jefferies & Company, Inc. to serve as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its independent legal advisor.

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About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica. In October 2007, iBasis acquired KPN Global Carrier Services to create one of the three largest carriers of international voice traffic in the world and KPN became a majority stockholder of iBasis. The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

Important Information

The tender offer proposed by KPN referred to in this release has not commenced. If and when commenced, iBasis will file with the Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9.  iBasis shareholders are advised to read iBasis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is available because it will contain important information.  Shareholders may obtain, free of charge, a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by iBasis with the SEC at the SEC’s website at http://www.sec.gov or by directing a request to Innisfree M&A Incorporated at 888-750-5834.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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